Exhibit 15

13 March 2025

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)

Notice of Annual General Meeting 2025

The Company announces that it has published its Notice of Annual General Meeting 2025 (the “AGM Notice 2025”) on its website. Ahead of the Annual General Meeting 2025 (the “AGM”) to be held on 16 April 2025, the following documents are being mailed and made available to its shareholders (as applicable) today, 13 March 2025:

1)	Annual Report and Form 20-F 2024 (including the Strategic Report 2024) www.bat.com/annualreport
2)	Combined Performance and Sustainability Summary 2024 www.bat.com/annualreport
3)	AGM Notice 2025 www.bat.com/AGM
4)	Proxy Form
5)	Proxy Form - South Africa
6)	Voting Instruction Form - South Africa

Documents listed above with a hyperlink are also available on the Company’s website.

In compliance with UK Listing Rules 6.4.1 and 6.4.3, a copy of the following documents will be submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection via the following link: https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

-	The AGM Notice 2025;
-	The Forms of Proxy; and
-	The rules of British American Tobacco p.l.c. Performance Share Plan 2025.

In compliance with JSE requirements and ahead of the AGM, the Company reports that, in the case of the South Africa Branch Register, the last day to trade is 8 April 2025 and the Record Date is 11 April 2025.

C Worlock
Assistant Secretary

Enquiries:

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com